SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                         Commission File Number 01-19815
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(Check one)

|_| Form 10-K and Form 10-KSB |_| Form 11-K
|_| Form 20-F |X| Form 10-Q and Form 10-QSB |_| Form N-SAR
    For period ended
                    March 31, 2000
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|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form N-SAR
    For the transition period ended

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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant               CareMatrix Corporation
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Former name if applicable         The Standish Care Company, Inc.
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Address of principal executive office (Street and number)
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                                197 First Avenue
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City, state and zip code Needham, MA 02494
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                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expertise;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      The Company's Annual Report on Form 10-K for the year ended December 31, 1999, has not been completed as of the date of this filing, and thus the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, cannot be completed at this time.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

      Michael J. Zaccaro                                    (781) 433-1000
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      (Name)                                (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                      |_| Yes  |X| No

            The Company's Annual Report on Form 10-k for the year ended December 31, 1999, has not been filed as of the date of this filing.

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      |X| Yes  |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company expects that its pre-tax earnings in the first quarter of fiscal 2000 will differ materially from its pre-tax earnings in the first quarter of 1999. Among the potential differences, the Company expects to record a significant decline in development fee income in the first quarter of 2000 compared to the $6.4 million of fees recognized in the corresponding period in 1999. The decline is primarily a result of the Company's previously announced evaluation of strategic alternatives. Additionally, the Company has not yet evaluated the impact of Securities and Exchange Commission Staff Accounting Bulletin No. 101, which provides the staff's views in applying generally accepted accounting principles to selected revenue recognition issues, on its results of operations. A more detailed analysis of the results of operations for the first quarter of fiscal 2000 cannot be estimated until the Company completes its audit for the year ended December 31, 1999, and has filed its Annual Report on Form 10-K.

                             CareMatrix Corporation
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                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date May 15, 2000  By /s/ Michael J. Zaccaro
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                      President and Chief Accounting Officer